

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 25, 2016

Evangelos J. Pistiolis
Chief Executive Officer
Top Ships Inc.
1 Vas. Sofias and Meg. Alexandrou Str.
15124 Maroussi, Greece

> **Re:** **Top Ships Inc.**
> **Post-Effective Amendment to Form F-1**
> **Filed May 9, 2016**
> **File No. 333-194690**

Dear Mr. Pistiolis:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that your post-effective amendment relates to the registration statement on Form F-1 (333-194690) in which you calculated the fee based on the maximum aggregate offering price using Rule 457(o) of the Securities Act. It appears that in your prospectus supplement filed pursuant to Rule 424(b)(4) of the Securities Act on June 9, 2014 you increased the offering value by increasing the number of shares offered. Please tell us why you believe it was not necessary to file a new registration statement to cover the additional securities offered and to pay a filing fee for the increased value of the offering. Refer to Rule 413(a) of the Securities Act. In addition, please provide your analysis as to why it is appropriate to include 4,693,700 common shares in the post-effective amendment.

2. It appears that preferred stock purchase rights trade with each share of common stock offered in your post-effective amendment to your registration statement on Form F-1

(333-194690). Please revise your post-effective amendment to briefly describe the preferred stock purchase rights or tell us why you believe this is not necessary.

Description of Capital Stock, page 11

Share History, page 11

Share Issuances, page 11

3. We note that your registration statement on Form F-1 (333-194690) was declared effective on June 6, 2014 and that the post-effective amendment filed on May 9, 2016 was your first post-effective amendment to this registration statement. If an offering continues for more than nine months, you are generally required to update your registration statement by post-effective amendment if the information in the prospectus is more than sixteen months old. Refer to Section 10(a)(3) of the Securities Act. Please tell us whether any offers or sales were made after April 30, 2015. In this regard, we note your disclosure on page 11 that "[a]s of the date of this prospectus, an aggregate of 56,180 Warrants have been exercised for a total issuance of 50,000 common shares." If any offers or sales were made after April 30, 2015, please tell us why you believe you were able to offer and sell such securities without updating your registration statement by post-effective amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3584 with any questions.

              Sincerely,

              /s/ Laura Nicholson

              Laura Nicholson
              Special Counsel
              Office of Transportation and Leisure

cc: Gary J. Wolfe, Esq.
   Seward & Kissel LLP